FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No               X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No               X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q2 2015 Earnings Presentation.

2nd Quarter 2015 Earnings Webcast August 6, 2015

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
Disclaimer
2
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Q2 2015 Results Financial Situation Summary 1 2 3 Contents

Revenues of Ps 39.6 billion (+12% vs. Q2 2014)
Crude oil production 249.8 Kbbl/d (+3.7%)
Natural gas production 44.6 Mm3/d (+2.3%)
Crude processed 305 Kbbl/d (+4.4%)
Operating Income was Ps 5.6 billion (-6.3%)
Net Income was Ps 2.3 billion (+50.5%)
Total Capex
(2)
was Ps 14.8 billion (+33.7%)
Q2 2015 Results
–
Highlights
Adj. EBITDA
(1)
reached Ps 12.4 billion (+13.3%)
Operating Cash Flow topped Ps 10.0 billion
(-12.5%)
(1)
See description of Adj. EBITDA in footnote (2) on page 5
(2) Compared to Q2 2014 not including additions relating to the acquisitions of Apache Group assets in
Argentina
(net
of
Pluspetrol
assignment)
and
an
additional
38.45%
stake
in
Puesto
Hernández
joint
venture.
4

Despite 45% decline in Brent average price y-o-y, the company continued to show solid results.
Revenues
(1)
(in millions of USD)
Operating Income
(1)
(in millions of USD)
Adj. EBITDA
(1) (2)
(in millions of USD)
(1)
YPF
financial
statement
values
in
IFRS
converted
to
USD
using
average
exchange
rate
of
Ps
8.0
and
Ps
8.9
per
U.S
$1.00
for
Q2
2014
and
Q2
2015,
respectively.
(2)
Adjusted
EBITDA
=
Net
income
attributable
to
shareholders
+
Net
income
(loss)
for
non-controlling
interest
-
Deferred
income
tax
-
Income
tax
-
Financial
income
(losses)
gains
on
liabilities
-
Financial
income
gains
(losses)
on
assets
-
Income
on
investments
in
companies
+
Depreciation
of
fixed
assets
+
Amortization
of
intangible
assets
+
Unproductive
exploratory drillings.
+0.7%
-15.6%
+1.8%
Q2 2015 Results Expressed in US Dollars
4,413
4,443
Q1 2014
Q1 2015
1,367
1,392
Q2 2014
Q2 2015
743
627
Q2 2014
Q2 2015
5

6
(in millions of Ps)
Q2 2015 Operating Income
Higher DD&A and other costs of sales reduced Operating Income by 6.3%.
5,950
5,578
4,227
391
340
-2,788
-2,088
-296
-158
Q2 2014
Revenues
Other
expenses
Exploration
expenses
Cost of sales
DD&A
SG&A
Purchases
Q2 2015

7
Q2 2015 Upstream Results
Upstream Operating Income declined 23% to Ps 2.5 billion despite a 17% increase in Revenues;
lifting cost and depreciation were higher.
(In million of Ps)
(1)
Other
expenses
include:
+Ps
208
of
Purchases,
-
Ps
388
of
Other
Costs
of
Sales
and
–
Ps.
8
of
SG&A
3,305
2,534
2,872
340
-1,888
-1,278
-579
-239
Q2 2014
Revenues
Exploration
expenses
DD&A
Production
costs
Royalties
expenses
Q2 2015
Other
(1)

8
Crude oil production
(Kbbl/d)
Natural gas
production
(Mm
3
/d)
Q2 2015 Upstream Results –
Production
Total production
(Kboe/d)
+3.7%
+2.3%
+2.6%
Total y-o-y production growth of 2.6%: 3.7% in crude oil, 2.3% in natural gas and -2.8% in NGL.
43.6
44.6
Q2 2014
Q2 2015
555.0
569.3
Q2 2014
Q2 2015
240.9
249.8
Q2 2014
Q2 2015

9
Q2 2015 Upstream Results –
Shale Update
46 wells drilled in Q2 2015 (total of 360 producing wells),
including 8 horizontal wells in the east area
of Loma Campana and El Orejano.
Total Gross Production
(Kboe/d)
Extended the length of horizontal section from 1,200 meters
to 1,500 meters, adding three fracture stages (from 15 to 18 stages).
Continued drilling slim hole wells as a cost-efficient
alternative to develop lower productivity areas, having
completed 2 of them with 2 more pending completion.
The sweet spot in the west  of Loma Campana continues to
be developed with vertical wells
Drilled first well in JV with Petronas; also obtained good
results in other blocks with Vaca Muerta objective.
8.1
10.1
13.2
17.4
19.0
22.7
31.7
38.0
41.7
43.3
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Q3
2014
Q4
2014
Q1
2015
Q2
2015

10
Tight gas production
in Q2 2015 represents
12% of total gas
production, compared
to 8% in Q2 2014.
(1)
Refers to Lajas prospective area called
“Segmento 5” in Loma La Lata block.
Q2 2015 Upstream Results –
Tight Gas Update
Loma La Lata
(121 km
2
–
29,900 acres)
(1)
Objective: Lajas
formation
•
100% YPF
•
4 wells drilled in Q2 2015
(93 total wells drilled)
•
Depth: 2,600 m to 2,800 m
Total Gross
Production
(Mm
3
/d)
Rincón
del Mangrullo
(183 km
2
-
45,200 acres)
Objective: Mulichinco
formation
•
50% YPF –
50% Petrolera Pampa
•
12 wells drilled in Q2 2015
(61 total wells drilled)
•
Depth: 1,600 m to 1,800 m
Total Gross
Production
(Mm
3
/d)
0.04
0.14
0.87
1.22
1.41
1.80
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
0.7
0.6
0.7
1.8
2.7
3.3
4.1
4.0
4.3
4.4
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Q3
2014
Q4
2014
Q1
2015
Q2
2015

Q2 2015 Downstream Results
Downstream Operating Income increased 32%. Lower international prices resulted in a reduction in exports, but local sales were strong across most products.
(in millions of Ps)
(1) Includes stock variations
2,921
3,865
2,196
399
-657
-551
-254
-189
Q2 2014
Revenues
Other
expenses
SG&A
Production
costs
Purchases
(1)
DD&A
Q2 2015
11

+4.4%
Crude processed
(kbbl/d)
Domestic sales of refined products
(Km
3
)
+7.0%
Q2 2015 Downstream Results -
Sales
+4.0%
+6.1%
Refinery utilization reached 95% helped by higher availability of light crude oil.
Sales volumes of diesel and gasoline increased by 6.1% and 4.0% against Q2 2014.
12
292
305
Q2 2014
Q2 2015
4,113
4,399
Q2 2014
Q2 2015
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel

Q2 2015 Downstream Results –
Demand
Monthly Gasoline Sales (Km
3
)
Monthly sales consistently above 2014; market share unchanged.
Monthly Diesel Sales (Km
3
)
54.6%
57.4%
57.7%
59.3%
Gasoline Market Share
2013
Q2 2015
Diesel Market Share
2013
Q2 2015
60.0%
2014
57.7%
2014
Q2
2015
Q2
2015
13
320
340
360
380
400
420
440
460
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015
+ 4.0%
+ 6.1%
550
600
650
700
750
800
850
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015

Q2 2015 Capex
(1)
Active rigs at end of period
+33.7%
(in millions of Ps)
Downstream
Upstream
Progress of the new coke unit
at the La Plata Refinery and other
multi-year projects
Neuquina basin: Loma Campana,
Aguada Toledo, Rincón del Mangrullo,
El Orejano and Chachahuen
Golfo San Jorge basin: Manantiales
Behr, El Trébol, Los Perales
and Cañadón La Escondida
Drilling
rigs
(1)
+200%
11,038
14,758
14
Q2 2014
Q2 2015
Upstream
Downstream
Others
25
46
65
75
75
2011
2012
2013
2014
Q2 2015

Contents Q2 2015 Results Financial Situation Summary 1 2 3

Q2 2015 Cash Flow From Operations
-12.5%
Consolidated statement of cash flows
(in million of Ps)
Cash flow from operations
(in million of Ps)
Strong cash position at the end of Q2 2015 despite lower cash flow from operations.
Sound
capital
structure;
Net
Debt
/
Adj.
EBITDA
LTM
of
<1.2x
(3)
.
11,430
10,002
Q2 2014
Q2 2015
11,039
14,238
10,002
8,597
-15,400
Cash at the
beginning of Q2
2015
Cashflow from
operations
Net financing
(2)
Capex
(1)
Cash at the end
of Q2 2015
16
(1)
Effective spendings in fixed asset acquisitions during the quarter.
(2)
Includes effect of changes in exchange rates.
(3)
Net debt to Adj. EBITDA calculated in USD, Net debt at period end exchange rate of Ps 9.0 to U.S. $1.0 and Adj. EBITDA LTM at average LTM of Ps 8.6 to U.S. $1.00; 6,053 / 5,186 = 1.2.

17
Peso denominated debt:
26% of total debt
Financial debt amortization schedule
(1) (2)
(in millions of USD)
Average interest rates of 7.54%
in USD and 23.56%
in pesos
(1)
As of June 30, 2015, does not include consolidated companies
(2)
Converted to USD using the June 30, 2015 exchange rate of  Ps 9.0 to U.S.$1.00.
Cash position covers debt maturities for next 12 months.
Continued to extend the average life of debt.
Financial Situation Update
(1)
Average life of almost
4.9
years
Debt profile highlights:
1,434
Cash
2015
2016
2017
2018
2019
2020
+2020

Contents Q2 2015 Results Financial Situation Summary 1 2 3

19
Summary
Continued to deliver solid results despite challenging global oil price environment and the effects of a strong peso
Strong local demand for our main products
Sound cash position raised early in the year
Tight and shale gas development progressing well; shale oil
development addressing learning curve challenges

Questions and Answers 2nd Quarter 2015 Earnings Webcast

August 6, 2015 2nd Quarter 2015 Earnings Webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 6, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer